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EMGOLD MINING CORPORATION

Suite 1010 – 789 West Pender Street

Vancouver, B.C. V6C 1H2

www.emgold.com

July 18, 2017	TSX Venture Exchange : EMR
OTC : EGMCF
Frankfurt Exchange : EMLN

EMGOLD ANNOUNCES LETTER OF INTENT FOR GOLDEN ARROW PROPERTY, NEVADA AND ANNOUNCES SHARE CONSOLIDATION

Emgold Mining Corporation (TSX-V: EMR) ("Emgold" or the "Company"): is pleased to announce that it has executed a non-binding letter of intent (the "LOI") to enter into a definitive option agreement with Nevada Sunrise Gold Corporation ("Nevada Sunrise"; TSX-V: NEV) giving Emgold the right to acquire an 80% interest in the Golden Arrow gold-silver property in Nevada (the "Golden Arrow Property"). The Golden Arrow Property has a historical measured and indicated resource of 12.2 million tons with an average gold equivalent grade of 0.030 ounces per ton (opt) totaling 365,900 gold equivalent ounces and an inferred resource of 3.8 million tons with an average gold equivalent grade of 0.013 opt totaling 72,000 gold equivalent ounces (see details below).

The Golden Arrow Property is an advanced-stage exploration property with a comprehensive exploration database including geochemical sampling, geophysics, and over 190,000 feet of reverse circulation and diamond core drilling. On May 11, 2016, Nevada Sunrise obtained approval of a Plan of Operations (the "Plan") and an Environmental Assessment (the "EA") for the Golden Arrow Property from the U.S. Bureau of Land Management (the "BLM"). The Plan and EA contemplate approximately 240,000 feet (73,170 metres) of drilling in up to 240 holes to explore for new areas of gold mineralization on 1,500 acres of the property and to potentially expand the known gold resources. Having the Plan and EA already in place will allow Emgold to move forward quickly with a major drilling program on the Golden Arrow Property once it has secured the necessary funding.

To date, two main exploration targets have been drilled on the Golden Arrow Property focusing on bulk disseminated mineralization – the Gold Coin and Hidden Hill deposits. Numerous other exploration targets have been identified for exploration. Emgold management believes there is potential to expand both the Hidden Hill and Gold Coin resources and for discovery of other bulk disseminated mineralization on the Golden Arrow Property. In addition, historic underground mine workings lie along the Page Fault and other structures on the Golden Arrow Property that have been subject to very limited modern exploration, if any, to evaluate their potential. Emgold management believes these structures have potential for high grade vein mineralization (i.e. mineralization greater than 0.1 opt gold equivalent).

David Watkinson, Emgold's President and CEO commented, "The Golden Arrow Property transaction is part of our ongoing acquisition and exploration efforts focused in Nevada. We intend to continue to look for additional quality properties in the mining-friendly jurisdiction of Nevada to add to our existing assets in that State, including the Buckskin Rawhide East, Buckskin Rawhide West and Koegel Rawhide properties."

The Company also announces that, subject to acceptance by the TSX Venture Exchange (the "TSX-V"), its board of directors has approved the consolidation of the issued and outstanding common shares of the Company on the basis of one (1) post-consolidation share for every ten (10) pre-consolidation shares, effective on or about August 4, 2017 (the "Consolidation"). Presently, the Company has 79,712,350 common shares issued and outstanding and, if the Consolidation is completed, there will be 7,971,235 common shares issued and outstanding.

No fractional shares will be issued as a result of the Consolidation. Shareholders who would otherwise be entitled to receive a fraction of a common share will be rounded down to the nearest whole number of common shares and no cash consideration will be paid in respect of fractional shares. The exercise price and number of common shares of the Company issuable upon the exercise of outstanding stock options, warrants or other convertible securities will be proportionately adjusted to reflect the Consolidation.

Post-Consolidation, Emgold intends to complete an equity financing (the "Offering") in conjunction with the execution of a definitive option agreement for the Golden Arrow Property. The net proceeds of the Offering would be used to fund the initial acquisition cost of the Golden Arrow Property, to conduct exploration on Golden Arrow and Emgold's other properties, and for general working capital purposes.

Golden Arrow Property Details

The Golden Arrow Property is located approximately 40 miles east of Tonopah in Nye County, Nevada. The property consists of 357 unpatented and 17 patented lode mineral claims covering an area of approximately 5,658 acres (2,300 hectares). It contains the historic Golden Arrow Mining District that was the site of underground production from 1905 through the 1930's. It is situated along the northeastern margin of the Walker Lane Structural Belt and adjacent to the Kawich Caldera.

A National Instrument 43-101 ("NI 43-101") technical report prepared by Steven Ristorcelli, P. G. and Odin D. Christensen, PhD, C. P. G., entitled "Updated Technical Report on Golden Arrow Project Nye County, Nevada, U.S.A." dated May 1, 2009 (the "2009 Report") was filed by Nevada Sunrise on May 15, 2009. The 2009 Report can be found on SEDAR at www.sedar.com under Nevada Sunrise's profile. This report was superseded by a NI 43-101 technical report prepared by Steven Ristorcelli, P.G. and Odin D. Christensen, PhD, C.P.G. entitled "Updated Technical Report on the Golden Arrow Project, Nye County, Nevada, U.S.A." dated June 9, 2010 (the "2010 Report") which was filed by Animas Resources Limited on June 9, 2010 and can be found on SEDAR under Animas Resource’s profile. The 2010 Report disclosed the most recent historical resource estimate on the property as follows:

The historic mineral resource contained in the 2010 Report for the Golden Arrow Property was modeled and estimated by evaluating the drill data statistically and utilizing a three-dimensional geological model. Mineral domains were interpreted on NE-SW geological cross sections spaced approximately 100-feet throughout the extent of the property mineralization. The mineral domain interpretations were then rectified to east-west cross sections spaced at 20-foot intervals. Estimation was done by inverse-distance.

The authors certified as to making independent investigations that they deemed necessary in their professional judgment to be able to reasonably rely on provided information to make the conclusions and recommendations presented in the 2010 Report.

A qualified person (within the meaning of NI 43-101) has not done sufficient work to classify the historic estimate as a current resource and this estimate is not being treated as a current resource. However, the estimate is believed to be both relevant and reliable as a historical estimate and provides a favorable indication of the potential to generate current resources for the Golden Arrow Property. To the best of Emgold's knowledge, information and belief, there is no new material scientific or technical information that would make the 2010 Technical Report inaccurate or misleading.

Additional drilling information from 2010 and 2012 drill programs would be incorporated into a new resource estimate. A new resource estimate would also update the current gold and silver prices to calculate the gold equivalent cut-off grade. It has also been recommended that some historic drill core and pulps be assayed for silver where assays are not currently available. The authors of the 2010 Report determined that the property merits further exploration, including, additional mapping, geochemical sampling, geophysics, and drilling; continued sample-integrity work on historic reverse-circulation and core sample; check assaying; metallurgical investigations with regard to rock type and oxidation; determination of the optimal metallurgical processes and recoveries; and the location of historic drill collars to confirm collar coordinates.

Emgold management believes that the geology of the Golden Arrow Property is similar in nature to that found at the operating Denton Rawhide Mine in Nevada and Emgold's properties adjacent to or near the Denton Rawhide Mine. Like Denton Rawhide, the Golden Arrow Property has high grade vein mineralization associated with northwest trending Walker Lane faults and shear zones and north-east trending Basin and Range faults and shear zones. Also, like Denton Rawhide, the Golden Arrow Property has hot springs mineralization associated with a nearby caldera.

Golden Arrow Option Terms

The terms of the LOI provide that, subject to certain conditions, including TSX-V acceptance and entry into a definitive option agreement, Emgold (or a wholly-owned subsidiary) would have the exclusive right and option (the "Option") to acquire an 80% interest in the Golden Arrow Property over a three year period (the "Transaction") in consideration of (i) the payment of CDN$250,000 in cash and the issuance of 2.5 million units to Nevada Sunrise and (ii) the incurring of CDN$2.75 million in approved exploration expenditures. Emgold would also have a further option of acquiring a 100% interest in the Golden Arrow Property as outlined below.

The Option to acquire an 80% interest in Golden Arrow would be structured as a two-part option, the first part of which would give Emgold the exclusive right and option (the "First Option") to acquire a 51% interest in the Golden Arrow Property by making CDN$250,000 in cash payments and issuing 1,562,500 units, each unit consisting of one post-Consolidation share and one special warrant (each, a "Special Warrant"), to Nevada Sunrise over a two year period from the date of TSX-V acceptance of the Transaction (the "Closing Date"). Each Special Warrant, which would be transferable, would allow Nevada Sunrise to receive, at no additional costone fully paid common share in the capital of Emgold, exercisable for a period of five years. Emgold would be required to incur CDN$1.5 million in exploration expenditures over this two year period. Cash payments, share payments, exploration expenditure commitments and percentage interest earned in the First Option are outlined in Table 2. Emgold would be the operator of the Golden Arrow Property during the First Option.

Upon Emgold exercising the First Option, the parties would be deemed to have formed a joint venture (the "Joint Venture") with Emgold holding 51% and Nevada Sunrise holding 49% interest. All mineral claims ownership, private land ownership, permits, reclamation bonds, storage unit leases and data associated with the Golden Arrow Property would be transferred to the Joint Venture.

Upon the exercise of the First Option, Emgold would have the further exclusive right and option (the "Second Option") of earning an additional 29% interest (for a total of 80%) in the Golden Arrow Property by issuing 937,500 units, each unit consisting of one post-Consolidation share and one Special Warrant to Nevada Sunrise over a one year period. Emgold would be required to incur CDN$1.25 million in exploration expenditures over this one year period.

Cash payments, share payments, exploration expenditure commitments and percentage interest earned in the Second Option are outlined in Table 3. Should Emgold not have incurred the necessary Second Option exploration expenditures within this 12 month period, then it would have an additional 12 months (the "Extension") to incur these expenditures; provided that its interest in the Joint Venture would be reduced to 75%. During the Extension, Nevada Sunrise would not be required to contribute to the Joint Venture.

After the exercise in full of the Second Option, and within 12 months of a formal production decision for the Golden Arrow Property or at any time prior to that date, provided that Emgold has at least a 75% interest in the Joint Venture, Emgold would have the option of purchasing Nevada Sunrise's interest in the Joint Venture based on a sliding scale basis, as outlined in Table 4.

Nevada Sunrise would not be required to contribute to the Joint Venture until Emgold exercises the First Option in full. Thereafter if Emgold elects to proceed with the Second Option, Nevada Sunrise would not be required to contribute to the Joint Venture until Emgold exercises the Second Option in full. Subsequently, the parties would be required to contribute to the Joint Venture based on their ownership percentages of the Joint Venture, or their interests therein would be diluted in proportion to their contributions to the Joint Venture. If a diluted party's interest falls below 10% at any time, the other party would have the option of purchasing the diluted party's interest in the Joint Venture for CDN$1.0 million.

The scientific and technical information that forms the basis for portions of this news release was reviewed and approved by Robert Pease, PG, CPG, who is a qualified person as defined by National Instrument 43-101.

About Emgold

Emgold is a junior gold exploration and mine development company that has several exploration properties located in the western U.S. and Canada. These include the Buckskin Rawhide East, Buckskin Rawhide West, and Koegel Rawhide gold and silver properties in Nevada and the Stewart and Rozan poly-metalic properties located in British Columbia.

This news release does not constitute an offer of sale of any of the above-mentioned securities in the United States. None of the foregoing securities have been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act") or any applicable state securities laws and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the 1933 Act) or persons in the United States absent registration or an applicable exemption from such registration requirements. This news release does not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of the foregoing securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

On behalf of the Board of Directors
David G. Watkinson, P.Eng.
President & CEO

For further information please contact:

David G. Watkinson, P.Eng.
Tel: 530-271-0679 Ext 101
Email: info@emgold.com

This release was prepared by the Company's management. Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources and Reserve Estimates

This news release has been prepared in accordance with the requirements of Canadian provincial securities laws which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all mineral reserve and resource estimates included in this news release have been prepared in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum classification systems. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"), and reserve and resource estimates disclosed in this news release may not be comparable to similar information disclosed by U.S. companies.

The mineral reserve estimates in this news release have been prepared in accordance with NI 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 under the United States Securities Exchange Act of 1934, as amended, as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. As a result, the definition of "proven and probable reserves" used in NI 43-101 differs from the definition in the SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards.

In addition this news release uses the terms "measured and indicated resources" and "inferred resources" to comply with the reporting standards in Canada. The Company advises United States investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. Further, "inferred resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the "inferred resources" exist. In accordance with Canadian securities laws, estimates of "inferred resources" cannot form the basis of feasibility or other economic studies. It cannot be assumed that all or any part of "measured and indicated resources" or "inferred resources" will ever be upgraded to a higher category or are economically or legally mineable. In addition, disclosure of "contained ounces" is permitted disclosure under Canadian securities laws; however, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

NI 43-101 also permits the inclusion of disclosure regarding the potential quantity and grade, expressed as ranges, of a target for further exploration provided that the disclosure (i) states with equal prominence that the potential quantity and grade is conceptual in nature, that there has been insufficient exploration to define a mineral resource and that it is uncertain if further exploration will result in the target being delineated as a mineral resources, and (ii) states the basis on which the disclosed potential quantity and grade has been determined. Disclosure regarding exploration potential has been included in this news release. United States investors are cautioned that disclosure of such exploration potential is conceptual in nature by definition and there is no assurance that exploration will result in any category of NI 43-101 mineral resources being identified.

Cautionary Note on Forward-Looking Statements

This news release contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable Canadian and U.S. securities legislation, including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement, timing and cost of exploration programs in respect of the Golden Arrow Property and otherwise, anticipated results from the exploration activities, the discovery and delineation of mineral deposits/resources/reserves on the Golden Arrow Property, the anticipated business plans and timing of future activities of the Company, the successful negotiation and execution of a definitive option agreement for the Golden Arrow Property and the Company's expectation that it will be able to enter into agreements to acquire interests in additional mineral properties, are forward-looking statements. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "postulate" and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, issues raised during the Company's due diligence on the Golden Arrow Property, operating and technical difficulties in connection with mineral exploration and development activities, actual results of exploration activities, the estimation or realization of mineral reserves and mineral resources, the timing and amount of estimated future production, the costs of production, capital expenditures, the costs and timing of the development of new deposits, requirements for additional capital, future prices of precious metals, changes in general economic conditions, changes in the financial markets and in the demand and market price for commodities, labour disputes and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, changes in laws, regulations and policies affecting mining operations, title disputes, the inability of the Company to obtain any necessary permits, consents or authorizations required, including TSX-V acceptance of any current or future property acquisitions or financings and other planned activities, the timing and possible outcome of any pending litigation, environmental issues and liabilities, and risks related to joint venture operations, and other risks and uncertainties disclosed in the Company's latest interim Management's Discussion and Analysis and filed with certain securities commissions in Canada. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

Readers are cautioned not to place undue reliance on forward-looking statements. The Company undertakes no obligation to update any of the forward-looking statements in this news release or incorporated by reference herein, except as otherwise required by law.